Mail Stop 6010   January 21, 2009

Mr. Michael P. McManus
Chief Financial Officer, Treasurer and Secretary
Aeolus Pharmaceuticals, Inc.
26361 Crown Valley Parkway, Suite 150
Mission Viejo, California 92691

Re: Aeolus Pharmaceuticals, Inc.
Revised preliminary proxy statement filed January 16, 2009
File No. 000-50481

Dear Mr. McManus:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                            Sincerely,

                                            Jeffrey Riedler
                                            Assistant Director